Exhibit (a)(5)(K)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below).  The Offer (as defined below) is made only by the Offer Document, dated December 8, 2010 (the “Offer Document”), and is being made to all holders of Shares.  The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the securities or other laws or regulations of such jurisdiction or would require any registration, approval or filing with any regulatory authority not expressly contemplated by the terms of the Offer Document.

Notice
by
JJC Acquisition Company B.V.
a wholly-owned subsidiary of
Johnson & Johnson
Regarding its Offer To Purchase For Cash
All of the Ordinary Shares and American Depositary Shares
of
Crucell N.V.
at
€24.75 Net Per Share

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 17:45 HOURS DUTCH TIME (11:45 A.M. NEW YORK TIME), ON FEBRUARY 16, 2011, UNLESS THE OFFER IS EXTENDED.

On December 8, 2010, JJC Acquisition Company B.V., a private company with limited liability incorporated under the laws of the Netherlands (the “Offeror”) and a wholly-owned direct subsidiary of Cilag Holding AG, which is an indirect wholly-owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Parent”), commenced a cash offer to acquire all of the issued and outstanding ordinary shares (“Ordinary Shares”) in the capital of Crucell N.V. (“Crucell”), including all Ordinary Shares represented by American depositary shares (each, an “ADS”), each ADS representing one Ordinary Share (Ordinary Shares and ADSs are referred to herein as the “Shares” and the holders of such Shares are referred to as the “Shareholders”), on the terms and subject to the conditions and restrictions contained in the Offer Document, and is concurrently soliciting Proxies (as defined below) from each Shareholder (the offer to purchase Shares and the solicitation of Proxies, together, are referred to herein as the “Offer”). The Offer is being made pursuant to the Merger Agreement dated October 6, 2010 between Cilag Holding AG and Crucell (as supplemented from time to time, the “Merger Agreement”), as assigned by Cilag Holding AG to the Offeror pursuant to an assignment agreement dated December 6, 2010.

The consummation of the Offer is conditioned upon, among other things, a minimum acceptance level of at least 95% of Shares tendered pursuant to the Offer on a fully diluted basis, which minimum acceptance level will be reduced to 80% on a fully diluted basis in the event that (i) a favorable ruling by the Internal Revenue Service is obtained by Parent with respect to certain tax matters and (ii) irrevocable proxies (the “Proxies”) are received in respect of at least 80% of the Shares granting the Offeror (or its designee) the right to vote such Shares to resolve to approve, at an extraordinary general meeting of Shareholders to be held following the closing of the Offer, a resolution to enter into a proposed sale of Crucell’s entire business by Crucell to the Offeror or an affiliate of the Offeror and to enter into a business purchase agreement with the Offeror.  The consummation of the Offer is also subject to other conditions customary for transactions of this type, as described in the Offer Document.  The Offeror and Crucell each reserve the right (but are not obliged) to waive certain conditions to the Offer to the extent permitted by law and the terms and conditions of the Merger Agreement.

As contemplated by the Offer documentation, and in order to comply with U.S. regulatory requirements, the Offeror hereby announces that, under the terms and conditions of the Offer and without any further prior notice, the minimum share acceptance level will be reduced after the expiration of the Offer from at least 95% of Shares tendered pursuant to the Offer, on a fully diluted basis, to at least 80%, on a fully diluted basis, in the event that the circumstances described in the immediately preceding paragraph are fulfilled—without an extension of the Offer or any withdrawal rights thereunder.

The effect of such a potential reduction is that Shareholders will not know at the time they make their decision to tender their Shares the exact percentage of Shares the Offeror will own after the consummation of the Offer, although they will know that such percentage will be at least 80%, on a fully diluted basis.  The Offeror will disclose whether the minimum acceptance level has been reduced once it is required to do so under Dutch law and regulations, after the expiration of the Offer.

The Offer will expire at 17:45 hours Dutch time (11:45 a.m. New York time) on February 16, 2011, unless the Offer is extended.  Withdrawal rights will terminate following the expiration of the Offer.  The Offeror (i) may extend the acceptance period under the Offer for a minimum of two weeks and a maximum of ten weeks so that the conditions to the Offer may be satisfied or, to the extent permitted by law and the Merger Agreement, waived and (ii) if requested by Crucell, must extend the Offer if certain conditions to the Offer have not been satisfied or waived pursuant to the Offer Document.  However, in no event will the Offeror be required to extend the Offer beyond July 6, 2011.  The Offer may only be extended once unless the events referred to in article 15 paragraph 5 of the Decree on Public Takeover Bids occur or the Dutch Authority for the Financial Markets grants dispensation for further extensions, which dispensation will only be given in exceptional circumstances.

Shareholders who have already tendered their Shares in the Offer but whose willingness to tender will be affected by the possible 80% minimum acceptance level should withdraw their tenders immediately but in any event before the expiration of the Offer.

If the minimum acceptance condition is reduced as described above, the Offeror will provide a subsequent offering period of at least five U.S. business days following the expiration of the Offer.  During such subsequent offering period, the Offer would be open for acceptances; however, withdrawal rights would not be available during such period.

Shareholders who accept the Offer and tender Ordinary Shares will be paid, on the terms and subject to the conditions and restrictions contained in the Offer Document, an amount equal to €24.75, net to the Shareholder in cash, without interest and less any applicable withholding taxes (the “Offer Price”) in consideration of each Ordinary Share validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered, and not validly withdrawn, subject to the Offeror declaring the Offer unconditional. Shareholders who accept the Offer and tender ADSs will be paid, on the terms and subject to the conditions and restrictions contained in the Offer Document, an amount equal to the U.S. dollar equivalent of the Offer Price, calculated by using the spot market exchange rate for the U.S. dollar against the Euro on the date on which funds are received by the U.S. Settlement Agent, Computershare Trust Company, N.A., to pay for ADSs upon completion of the Offer, in consideration of each ADS validly tendered (or defectively tendered provided that such defect has been waived by the Offeror), and not validly withdrawn, subject to the Offeror declaring the Offer unconditional.

The Crucell management board and the Crucell supervisory board fully and unanimously support the Offer.  Both boards of Crucell believe the Offer is in the best interest of Crucell and its stakeholders, including its shareholders, partners, employees, patients and customers, and unanimously recommend that the Shareholders accept the Offer and tender their Shares pursuant to the Offer and, in connection therewith, grant Proxies in respect of all of their Shares to the Offeror.

The Offer Document and the related ADS Letter of Transmittal and Tender and Proxy Forms contain important information that should be read carefully before any decision is made with respect to the Offer.

For questions about the Offer as it relates to the tendering of Ordinary Shares or the granting of Proxies with respect to such Ordinary Shares, Shareholders in Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Spain, Sweden, Switzerland and Thailand can contact the Proxy Solicitor and Information Agent, Georgeson Inc., at + 00800 1020 1200 (toll-free). Shareholders outside these countries can contact the Proxy Solicitor and Information Agent at + 44 (207) 019 7003. Banks and brokers can contact the Proxy Solicitor and Information Agent at + 44 (207) 019 7003

For questions about the Offer as it relates to the tendering of ADSs or the granting of Proxies with respect to such ADSs and for all other questions, Shareholders in the United States can contact the U.S. Dealer Manager, Georgeson Securities Corporation, or the Proxy Solicitor and Information Agent, at their numbers set forth below.

Requests for additional copies of the Offer Document or any documents relating to the tender of Shares or granting of Proxies may also be directed to the Dutch Settlement Agent, ING Bank N.V., for holders of Ordinary Shares and to the U.S. Dealer Manager or the Proxy Solicitor and Information Agent for holders of ADSs at their respective addresses and telephone numbers set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Dutch Settlement Agent for the Offer is: Bijlmerdreef 888 1102 MG Amsterdam the Netherlands + 31 20 563 6546 or + 31 20 563 6619	The U.S. Settlement Agent for the Offer is: 250 Royall Street Canton, MA 02021
The Proxy Solicitor and Information Agent for the Offer is:

199 Water Street, 26th Floor
New York, NY 10038-3560
Banks and Brokerage Firms, Please Call: +1 (212) 440-9800
ADS Holders Inside the United States, Please Call Toll-Free: +1 (866) 857-2624
The U.S. Dealer Manager for the Offer is: 199 Water Street, 26th Floor New York, NY 10038-3560 Please Call Toll-Free: +1 (800) 445-1790

February 8, 2011